# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WEX Inc., CIK 0001309108
CUSIP: 96208T104
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 1 HANCOCK STREET, PORTLAND, Maine (ME), 04101
Date of event which requires filing of this statement: 02/06/2026
Amends the filing with accession number 0000902664-22-005089
Filed by CIK 0001786767
Persons authorized to receive notices and communications: CHRISTIAN ASMAR, IMPACTIVE CAPITAL LP, 450 West 14th Street, 12th Floor, New York, New York (NY), 10014, 212-218-8810; LAUREN TAYLOR WOLFE, IMPACTIVE CAPITAL LP, 450 West 14th Street, 12th Floor, New York, New York (NY), 10014, 212-218-8810; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Impactive Capital LP (CIK 0001786767): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,707,253; sole dispositive power 0; shared dispositive power 1,707,253; aggregate amount beneficially owned 1,707,253 (5% of the class)
- Impactive Capital LLC (CIK 0001786731): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,707,253; sole dispositive power 0; shared dispositive power 1,707,253; aggregate amount beneficially owned 1,707,253 (5% of the class)
- Wolfe Lauren Taylor (CIK 0001699118): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,707,253; sole dispositive power 0; shared dispositive power 1,707,253; aggregate amount beneficially owned 1,707,253 (5% of the class)
- Asmar Christian (CIK 0001787532): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,707,253; sole dispositive power 0; shared dispositive power 1,707,253; aggregate amount beneficially owned 1,707,253 (5% of the class)
- Kurt P. Adams (CIK 0001653649): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ellen R. Alemany (CIK 0001537972): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 6,000; sole dispositive power 0; shared dispositive power 6,000; aggregate amount beneficially owned 6,000 (0% of the class)
- Alemany October 2025 GRAT No. 1: type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,000; sole dispositive power 0; shared dispositive power 6,000; aggregate amount beneficially owned 6,000 (0% of the class)
- Kenneth L. Cornick (CIK 0001868811): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,000; sole dispositive power 0; shared dispositive power 7,000; aggregate amount beneficially owned 7,000 (0% of the class)
- Cornick Family Investor, LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 0; shared voting power 7,000; sole dispositive power 0; shared dispositive power 7,000; aggregate amount beneficially owned 7,000 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: WEX Inc.
Address of issuer's principal executive offices: 1 HANCOCK STREET, PORTLAND, Maine (ME), 04101

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated to read as follows:

This statement is filed by:

(i) Impactive Capital LP, a Delaware limited partnership ("Impactive Capital"), as the investment manager of certain funds and/or accounts (the "Impactive Funds"), with respect to the Shares directly owned by the Impactive Funds;

(ii) Impactive Capital LLC, a Delaware limited liability company ("Impactive Capital GP"), as the general partner of Impactive Capital;

(iii) Lauren Taylor Wolfe, as a Managing Member of Impactive Capital GP and as a nominee for the board of directors of the Issuer (the "Board");

(iv) Christian Asmar, as a Managing Member of Impactive Capital GP;

(v) Kurt P. Adams, as a nominee for the Board;

(vi) Ellen R. Alemany, as trustee of Alemany October 2025 GRAT No. 1, a New York grantor retained annuity trust ("Alemany Trust") and as a nominee for the Board;

(vii) Alemany Trust, a New York trust, with respect to the Shares directly owned by it;

(viii) Kenneth L. Cornick, as manager of Cornick Family Investor, LLC, a New York limited liability company ("Cornick Family Investor") and as a nominee for the Board; and

(ix) Cornick Family Investor, with respect to the Shares directly owned by it.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Amended and Restated Group Agreement, as defined and described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. In connection with the entry into the Amended and Restated Group Agreement, Messrs. Fox and Saxena are no longer members of the Schedule 13(d) group and have ceased to be Reporting Persons.
Residence or business address:
Item 2(b) is hereby amended and restated to read as follows:

The principal business address of each of Impactive Capital, Impactive Capital GP, Ms. Taylor Wolfe, and Mr. Asmar is 450 West 14th Street, 12th Floor, New York, New York 10014. The principal business address of Mr. Adams is One State Street Plaza, 21st Floor, New York, New York 10004. The principal business address of each of Ms. Alemany and Alemany Trust is 741 Turtle Beach Road, North Palm Beach, Florida 33408. The principal business address of each of Mr. Cornick and Cornick Family Investor is 21 Leonard Street, Fl 2, New York, New York 10013.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated to read as follows:

The principal business of Impactive Capital is serving as the investment manager of the Impactive Funds. The principal business of Impactive Capital GP is serving as the general partner of Impactive Capital. The principal occupation of each of Ms. Taylor Wolfe and Mr. Asmar is serving as a Managing Member of Impactive Capital GP. The principal occupation of Mr. Adams is serving as Chief Executive Officer of IPC Systems, Inc. The principal occupation of Ms. Alemany is serving as a director. The principal business of Alemany Trust is serving as a grantor retained annuity trust. The principal occupation of Mr. Cornick is investing. The principal business of Cornick Family Investor is investing in securities.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated to read as follows:

No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated to read as follows:

No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and restated to read as follows:

Each of Impactive Capital and Impactive Capital GP is organized under the laws of the State of Delaware. Each of Alemany Trust and Cornick Family Investor is organized under the laws of the State of New York. Each of Mses. Taylor Wolfe and Alemany, and Messrs. Asmar, Adams, and Cornick is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The 1,707,253 Shares beneficially owned by the Impactive Funds were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 1,707,253 Shares beneficially owned by the Impactive Funds is approximately $270,705,970, including brokerage commissions.

The 6,000 Shares beneficially owned by Alemany Trust were purchased with the personal funds of Ms. Alemany in open market purchases and the Shares were subsequently transferred to Alemany Trust. The aggregate purchase price of the 6,000 Shares beneficially owned by Alemany Trust is approximately $969,493, including brokerage commissions.

The 7,000 Shares beneficially owned by Cornick Family Investor were purchased with working capital in open market purchases. The aggregate purchase price of the 7,000 Shares beneficially owned by Cornick Family Investor is approximately $1,148,729, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On February 9, 2026, Impactive Capital Master Fund LP, an affiliate of Impactive Capital (together with its affiliates, "Impactive"), delivered a letter to the Issuer nominating its finalized slate of highly qualified director candidates, including Kurt P. Adams, Ellen R. Alemany, Kenneth L. Cornick, and Lauren Taylor Wolfe (collectively, the "Nominees"), for election to the Board at the Issuer's 2026 annual meeting of stockholders (the "2026 Annual Meeting"). As evidenced by their biographies below, the Nominees have extensive experience in global financial technology, executive leadership, public company governance and operations, and are well qualified to serve on the Board.

Also on February 9, 2026, Impactive issued a press release (the "Press Release") announcing that it had nominated the Nominees for election to the Board at the 2026 Annual Meeting. In the Press Release, Impactive reiterated its concerns with the Issuer's inability to close the gap between the Issuer's intrinsic value and its stock price, unwillingness to hold management accountable, and general disregard for shareholder views. A copy of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Nominees are:

Kurt Adams
- A technology executive with more than 25 years of experience leading and driving growth strategies for corporate payments and health benefits platforms across public companies and within a major financial services organization.
- Current CEO of IPC Systems, Inc., a provider of network services and trading communications technology for financial institutions, since 2024.
- Served as CEO of Optum Financial, Inc., a payments and financial services subsidiary of UnitedHealth Group Inc. (NYSE: UNH), and a board member of Optum's affiliated bank from 2019 to 2024.
- Served as Group President of the Corporate Payments division of a WEX peer, Fleetcor Technologies, Inc. (n/k/a Corpay, Inc., NYSE: CPAY), from 2015 to 2019.

Ellen Alemany
- A veteran financial services CEO with more than 45 years of industry experience and deep expertise in governance, strategy and operational execution from her numerous senior executive and board roles.
- Current director of First Citizens BancShares, Inc. (NASDAQ: FCNCA) and member of the risk committee since 2022.
- Served as chairwoman and CEO of CIT Group from 2016 to 2022, where she oversaw a multi-year strategic transformation and merger with First Citizens.
- Served as head of management structure from 2007 to 2013 at The Royal Bank of Scotland (RBS) Americas and chairwoman and CEO of its subsidiary, RBS Citizens Financial Group, Inc.
- Served in various roles of escalating seniority from 1987 to 2007 at Citigroup Inc., culminating as CEO of Global Transaction Services.
- Served as a director on the boards of Fidelity National Information Services, Inc. (NYSE: FIS), Automatic Data Processing, Inc. (NASDAQ: ADP), Dun & Bradstreet Holdings, Inc. (formerly NYSE: DNB) and as a director on the Federal Reserve's Federal Advisory Council.

Ken Cornick
- A technology and finance expert with the entrepreneurial perspective of a founder and proven track record overseeing capital allocation and operations in the global tech sector.
- Current director on the board of Clarivate Plc (NYSE: CLVT) since July 2025 and chair of the audit committee.
- Co-founder of Clear Secure, Inc. (NYSE: YOU) where he served in senior roles including president, CFO, and board member from 2010 to 2025.
- Served as a partner at Arience Capital, a value-oriented hedge fund focused on consumer, tech, and aerospace sectors, from 2003 to 2009.

Lauren Taylor Wolfe
- A long-term and significant shareholder representative with extensive experience in investment management, capital allocation and corporate governance.
- Co-founder and managing partner of Impactive Capital, one of the largest shareholders of WEX, since 2018.
- Served as managing director at investment firm Blue Harbour Group, leading investments in the technology, consumer and business and healthcare services industries from 2007 to 2018.
- Served as a director on the boards of HD Supply Holdings, Inc. (formerly NASDAQ: HDS) from 2017 until its sale in 2020, and Envestnet, Inc. (formerly NYSE: ENV) from 2023 until its merger in 2024.

The sales of Shares reported herein were undertaken for the purposes of effectuating a portfolio rebalancing and are not an indication of the Reporting Persons' view on the future prospects of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Persons is based upon 34,288,525 Shares outstanding as of October 23, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2025.

A. Impactive Capital
As of the date hereof, Impactive Capital beneficially owned 1,707,253 Shares held by the Impactive Funds.
Percentage: Approximately 5.0%

B. Impactive Capital GP
Impactive Capital GP, as the general partner of Impactive Capital, may be deemed to beneficially own the 1,707,253 Shares beneficially owned by Impactive Capital.
Percentage: Approximately 5.0%

C. Ms. Taylor Wolfe
Ms. Taylor Wolfe, as a Managing Member of Impactive Capital GP, may be deemed to beneficially own the 1,707,253 Shares beneficially owned by Impactive Capital.
Percentage: Approximately 5.0%

D. Mr. Asmar
Mr. Asmar, as a Managing Member of Impactive Capital GP, may be deemed to beneficially own the 1,707,253 Shares beneficially owned by Impactive Capital.
Percentage: Approximately 5.0%

E. Mr. Adams
As of the date hereof, Mr. Adams beneficially owned 0 Shares.
Percentage: 0%

F. Ms. Alemany
Ms. Alemany, as trustee of Alemany Trust, may be deemed to beneficially own the 6,000 Shares beneficially owned by Alemany Trust.
Percentage: Less than 1%

G. Alemany Trust
As of the date hereof, Alemany Trust beneficially owned 6,000 Shares.
Percentage: Less than 1%

H. Mr. Cornick
Mr. Cornick, as a manager of Cornick Family Investor with his spouse, may be deemed to beneficially own the 7,000 Shares beneficially owned by Cornick Family Investor.
Percentage: Less than 1%

I. Cornick Family Investor
As of the date hereof, Cornick Family Investor beneficially owned 7,000 Shares.
Percentage: Less than 1%

Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 1,720,253 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 5.02% of the Shares outstanding. Each Reporting Person disclaims beneficial ownership of the Shares that he, she or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

Impactive Capital:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,707,253
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,707,253

Impactive Capital GP:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,707,253
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,707,253

Ms. Taylor Wolfe:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,707,253
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,707,253

Mr. Asmar:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,707,253
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,707,253

Mr. Adams:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

Ms. Alemany:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,000

Alemany Trust:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,000

Mr. Cornick:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,000

Cornick Family Investor:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,000
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) is hereby amended and restated as follows:

No person other than the Reporting Persons and the Impactive Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated as follows:

Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On February 9, 2026, Impactive and the Nominees (collectively, the "Group") entered into an Amended and Restated Group Agreement (the "Amended and Restated Group Agreement") with respect to the Issuer pursuant to which, among other things, (a) that certain group agreement, dated October 20, 2025, by and among certain of the Reporting Persons and other third parties was superseded in its entirety, (b) the Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (c) the Group agreed to solicit proxies for the election of the Nominees at the 2026 Annual Meeting, (c) each of the Nominees (other than Ms. Taylor Wolfe) agreed that he or she will not undertake or effect any purchase, sale, acquisition or disposition of any securities of the Issuer without the prior written consent of Impactive and (d) Impactive shall have the right to pre-approve all expenses incurred in connection with the Group's activities and agrees to pay directly all such pre-approved expenses. The Amended and Restated Group Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Impactive has signed separate letter agreements (the "Indemnification Agreements") with each of the Nominees (other than Ms. Taylor Wolfe), pursuant to which it has agreed to indemnify such Nominees against certain claims arising from the solicitation of proxies from the Issuer's stockholder in connection with the 2026 Annual Meeting and any related transactions. For the avoidance of doubt, such indemnification does not apply to any claims made against the Nominees in their capacity as a director of the Issuer, if so elected. A form of the Indemnification Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Impactive has entered into a Compensation Agreement (as previously defined and described in Amendment No. 4 to the Schedule 13D) with Mr. Adams. A form of the Compensation Agreement was attached as Exhibit 99.2 to Amendment No. 4 to the Schedule 13D and is incorporated herein by reference.

Mr. Adams has granted Ms. Taylor Wolfe a power of attorney to execute certain SEC filings and other documents, as necessary, in connection with the solicitation of proxies at the 2026 Annual Meeting. Such Power of Attorney is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

The previously disclosed Compensation Agreements entered into between Impactive and each of Messrs. Fox and Saxena, and the previously disclosed Powers of Attorney (as previously defined and described in Amendment No. 4 to the Schedule 13D) granted by Messrs. Fox and Saxena to Ms. Taylor Wolfe, were terminated pursuant to their terms.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in the Securities of the Issuer in the Last Sixty Days

99.1 - Press Release, dated February 9, 2026

99.2 - Amended and Restated Group Agreement, dated February 9, 2026

99.3 - Form of Indemnification Agreement

99.4 - Power of Attorney, dated February 9, 2026

## Signatures
- Impactive Capital LP: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe, Managing Member of Impactive Capital LLC, its General Partner (02/09/2026)
- Impactive Capital LLC: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe, Managing Member (02/09/2026)
- Wolfe Lauren Taylor: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe (02/09/2026)
- Asmar Christian: /s/ Christian Asmar, Asmar Christian (02/09/2026)
- Kurt P. Adams: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe, Attorney-in-Fact for Kurt Adams (02/09/2026)
- Ellen R. Alemany: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe, Attorney-in-Fact for Ellen R. Alemany (02/09/2026)
- Alemany October 2025 GRAT No. 1: /s/ Ellen R. Alemany, Ellen R. Alemany, Trustee (02/09/2026)
- Kenneth L. Cornick: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe, Attorney-in-Fact for Kenneth L. Cornick (02/09/2026)
- Cornick Family Investor, LLC: /s/ Kenneth L. Cornick, Kenneth L. Cornick, Manager (02/09/2026)